

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

<u>Via U.S. Mail</u>

Jeff Jenson
President
UAGH, Inc.
16625 Dove Canyon Road, #102-331
San Diego, CA 92127

> **Re:** **UAGH, Inc.**
> **Form 8-K**
> **Filed September 8, 2010**
> **File No. 000-28559**

Dear Mr. Jenson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the transactions described in your Form 8-K caused the company to cease being a shell company. Please revise your Form 8-K to provide all information that would be required if you filed a Form 10 registration statement upon consummation of the acquisition of the license and resulting change of control. Refer to Items 2.01(f) and 5.01(a)(8) of Form 8-K and the item requirements of Form 10.

2. We note that the owners of Markers Companies, LLC obtained a controlling interest in UAGH, Inc. as a result of the shares issued in connection with the license agreement. In addition we note that the license agreement includes the rights to the website www.themarkersclub.com which offers memberships providing access to a portfolio of luxury homes situated on golf courses. Tell us how you evaluated the acquisition of the rights to the website, the related marketing agreements and other intellectual property in

determining whether these constitute a business which should be reported under Item 2.01 and financial statements included under Item 9.01. In your response tell us how you applied the guidance in Rule 11-01(d) of Regulation S-X for evaluating whether the acquisition of assets constitutes a business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or John Harrington, Staff Attorney, at (202) 551-3576 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

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